Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation
Subject Company: SouthTrust Corporation
Commission File No.: 0-3613

Date: June 21, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia and SouthTrust, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s and SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS AN EMAIL MESSAGE TO ALL EMPLOYEES OF SOUTHTRUST CORPORATION FROM WALLACE D. MALONE, JR., CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT OF SOUTHTRUST CORPORATION

Today is an exciting day for SouthTrust. I am pleased to announce that SouthTrust and Wachovia have agreed to merge.

We have all worked very hard to achieve the success for which this company is known. That is why it is important to me that you — as members of the SouthTrust family — understand clearly the opportunities this combination presents.

Specifically, what I want you to know about today’s agreement is this:

•	This is not a decision that was taken lightly or made in haste. Too many of us have worked too hard to make this company a success for us to agree to a merger that is not in the best interest of our customers, employees and shareholders.

•	We expect natural turnover and attrition to greatly minimize job reductions that result from the merger. Any decisions about job reductions will be carefully made. We will do our best to take care of you and your family.

•	It is business as usual for customers. Make sure customers know that they should not see any changes in service. Both companies remain focused on providing the same outstanding personal service for which we are known. Customers will continue to receive excellent service.

•	This is an outstanding business combination. The addition of SouthTrust’s outstanding franchise will strengthen the nation’s fourth-largest financial services company. The new Wachovia will be #1 in the Southeast with 18% of the total deposit market share.

•	This merger is good for customers and shareholders. Combining with Wachovia provides our customers with expanded product offerings. It will add about 24% to the value of our shares and increase the dividend by about 50%. The new Wachovia’s size, operations in high-growth markets and excellent management will only add to the value our shareholders will receive.

•	Our cultures are alike. Like SouthTrust, Wachovia is committed to being a great place to work for employees.

•	Communities will benefit. The communities we serve will receive continued and strengthened support.

•	Communication is essential. We will communicate to you as often and as clearly as we can about the full details of the merger.

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As you know, building this bank has been my life’s work. And I certainly know that many of you have put a lot of your time, skill and expertise into making this company so successful. One of the things with which I am most pleased is that Wachovia shares many of the values by which we operate. Wachovia is one of the strongest financial services companies in the country. Employees at both companies have a common set of values. At the top of that list is ethics and integrity. And, we all are committed to personalized service, teamwork, excellence, accountability and action.

Frank Schmidt, vice chairman, SouthTrust Bank, and David Carroll, senior executive vice president, Wachovia, will head up the transition team. We are committed to ensuring a deliberate, well-planned and smooth transition.

When the transaction is completed (expected by late this year), Wachovia will have a unique and leading banking presence in 15 states and the District of Columbia. That makes me proud. And it makes me even more proud to know that what we’ve all worked for here at SouthTrust is such a strong and essential part of the new company’s future. This is an organization that will continue the long SouthTrust tradition of providing the best financial products and the most outstanding service.

I encourage you to read the details of the SouthTrust/Wachovia merger agreement in the press release and other documents posted on our InfoNet. Also, look for additional leadership and organizational announcements in the coming days. All of these will help you understand what the merger means to you and to our customers.

Thank you for all you have done for SouthTrust, and all that you will do to make this a successful combination.

Special Information

Employees may listen to Wachovia’s live conference call with Wall Street analysts at 9 a.m. Eastern Time (8 a.m. Central Time) today, June 21. To listen to the call, dial 877-265-5872. No passcode is required.

If you have questions, please call HR Solutions at (205) 667-4660 or 1-800-278-5701.

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